VIA EDGAR

September 23, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Mary Beth Breslin

Re:	Chiasma, Inc.

Acceleration Request for Registration Statement on Form S-3 filed on September 6, 2019

(File No. 333-233654), as amended on September 18, 2019 (collectively, the “Registration Statement”)

Dear Ms. Paik and Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Chiasma, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to September 25, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Lang at (212) 459-7095. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Lang, by facsimile to (646) 558-4131.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Daniel Lang of Goodwin Procter LLP at (212) 459-7095.

Sincerely,

CHIASMA, INC.

/s/ Mark J. Fitzpatrick
Mark J. Fitzpatrick
President

cc:	Raj Kannan, Chief Executive Officer, Chiasma, Inc.

Drew Enamait, Vice President, Finance and Administration, Chiasma, Inc.

Michael Bison, Esq., Goodwin Procter LLP

Daniel Lang, Esq., Goodwin Procter LLP